Exhibit 99.1

Digital Currency X Technology Inc.

NOTICE OF EXTRAORDINARY GENERAL MEETING

To be held on MAY 13, 2026

Notice is hereby given that the extraordinary general meeting (the “Meeting”) of Digital Currency X Technology Inc. (the “Company”), a Cayman Islands exempted company with limited liability, will be held at 2206-19 Jardine House, 1 Connaught Place, Hong Kong and via Zoom (Meeting ID: 923 9027 5290; Passcode: 625564) on May 13, 2026 at 10:00 A.M. (local time). Shareholders will also be able to vote through internet or telephone.

Instructions for voting via internet or telephone are as follows:

●	INTERNET - Access www.voteproxy.com and follow the on-screen instructions or scan the QR code on the proxy form with smartphone. Shareholders should have the proxy form available when accessing the web page.

●	TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or +1-201-299-4446 from outside the US from any touch-tone telephone and follow the instructions. Shareholders should have your proxy form available when calling.

Vote online/phone until 11:59 p.m. Eastern Time the day before the meeting.

The Meeting is called for the following purposes:

1	Proposal One: To consider and approve as a special resolution that, subject to all requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with (together, the “Share Capital Reduction and Reorganization”):

(i)	the par value of each issued class A ordinary share of a par value of US$3.6 and each issued class B ordinary shares of a par value of US$3.6 in the share capital of the Company be reduced to US$0.0001 by cancelling US$3.5999 of the paid-up capital on each issued class A ordinary share of a par value of US$3.6 and each issued class B ordinary share of a par value of US$3.6 (the “Share Capital Reduction”);

(ii)	following the Share Capital Reduction, the amount deemed to be paid up on each issued share of the Company shall be US$0.0001;

(iii)	the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the Board may deem fit and as permitted under the Companies Act, the fourth amended and restated memorandum and articles of association of the Company currently in effect (the “Existing M&A”) and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

(iv)	immediately following the Share Capital Reduction:

a.	each authorised but unissued class A ordinary share of a par value of US$3.6 be subdivided into 36,000 class A ordinary shares of a par value of US$0.0001 each; and

b.	each authorised but unissued class B ordinary share of a par value of US$3.6 be subdivided into 36,000 class B ordinary shares of a par value of US$0.0001 each.

(the “Share Sub-Division”);

(v)	immediately following the Share Sub-Division, the authorised share capital of the Company be altered by the cancellation of such number of excess authorised but unissued class A ordinary shares of a par value of US$0.0001 each and authorised but unissued class B ordinary shares of a par value of US$0.0001 each as will result in the Company having authorised share capital of US$83,333.33̅ divided into 833,333,333.33̅ shares of a par value of US$0.0001 each, comprising (a) 831,833,333.33̅ class A ordinary shares of a par value of US$0.0001 each and (b) 1,500,000 class B ordinary shares of a par value of US$0.0001 each (the “Cancellation”); and

(vi)	immediately following the Share Capital Reduction, the Share Sub-Division and the Cancellation, the authorised share capital of the Company shall be changed,

FROM:

US$3,000,000,000 divided into 833,333,333.33̅ shares of a par value of US$3.6 each, comprising (a) 831,833,333.33̅ class A ordinary shares of a par value of US$3.6 each and (b) 1,500,000 class B ordinary shares of a par value of US$3.6 each.

TO:

US$83,333.33̅ divided into 833,333,333.33̅ shares of a par value of US$0.0001 each, comprising (a) 831,833,333.33̅ class A ordinary shares of a par value of US$0.0001 each and (b) 1,500,000 class B ordinary shares of a par value of US$0.0001 each.

2

Proposal TWO: To consider and approve as an ordinary resolution that, immediately following the Share Capital Reduction and Reorganization becoming effective, the authorised share capital of the Company be increased from US$83,333.33̅ divided into 833,333,333.33̅ shares of a par value of US$0.0001 each, comprising (a) 831,833,333.33̅ class A ordinary shares of a par value of US$0.0001 each and (b) 1,500,000 class B ordinary shares of a par value of US$0.0001 each, to US$300,000 divided into 3,000,000,000 shares of a par value of US$0.0001 each, comprising (a) 2,994,600,000 class A ordinary shares of a par value of US$0.0001 each and (b) 5,400,000 class B ordinary shares of a par value of US$0.0001 each (the “Share Capital Increase”).

3	Proposal THREE: Subject to the approval by the shareholders of the Share Capital Reduction and Reorganization and the Share Capital Increase, to consider and approve as a special resolution to amend and restate the existing fourth amended and restated memorandum and articles of association of the Company by the deletion in their entirety and the substitution in their place of the fifth amended and restated memorandum and articles of association of the Company (the “Fifth Amended and Restated M&AA”) included in Exhibit 3.1 to the Form 6-K filed by the Company with the U. S. Securities and Exchange Commission on April 21, 2026, which incorporate amendments including but not limited to the Share Capital Reduction and Reorganization and the Share Capital Increase, and effective upon the Share Capital Reduction and Reorganization and the Share Capital Increase, and to authorize Board to do all other acts and things as the Board considers necessary or desirable in connection with the adoption of the Fifth Amended and Restated M&AA, including without limitation, instructing the Company’s registered office provider to attend to all necessary filing with the Registrar of Companies in the Cayman Islands.

4

Proposal FOUR: It is noted that, at the extraordinary general meeting of shareholders of the Company held on 22 December 2025 (the “Prior EGM”), the shareholders approved and authorised the Board, at its absolute and sole discretion, implement one or more share consolidation(s) of the ordinary shares of the Company, and determine the exact consolidation ratio and effective date of such share consolidation during a period of two years of the date of the Prior EGM, provided that the accumulative consolidation ratio for all such share consolidation(s) shall not be more than 3000:1, and on 24 December 2025, the Board implemented a share consolidation with the exact ratio as twelve (12)-for-one (1) whereby every twelve (12) class A ordinary shares of a par value of US$0.3 each be consolidated into one (1) class A ordinary share of a par value of US$3.6 of the Company and every twelve (12) class B ordinary shares of a par value of US$0.3 each be consolidated into one (1) class B ordinary share of a par value of US$3.6 of the Company.

To consider and approve as an ordinary resolution to further expand the authorisation granted to the Board in relation to share consolidation(s), and in particular:

(i)	to implement one or more share consolidation(s) of ordinary shares, whereby all the issued and outstanding and unissued ordinary shares in the authorised share capital of the Company be consolidated, at any one time or multiple times during a period of up to three years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 4000:1;

(ii)	to authorise the Board, at its absolute and sole discretion, to either (a) implement one or more Share Consolidation(s), and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of three years of the date of the Meeting; or (b) elect not to implement any Share Consolidation(s) during a period of three years of the date of the Meeting;

(iii)	to authorise the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidation(s) so that no fractional shares be issued in connection with the Share Consolidation(s) and all fractional shares resulting from the Share Consolidation(s) will be rounded up to the whole number of shares; and

(iv)	if and when deemed advisable by the Board in its sole discretion, to authorise any director or officer of the Company, for and on behalf of the Company, to instruct the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and make necessary filing(s) to reflect the Share Consolidation(s) and to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s).

The foregoing items of business are more completely described in the proxy statement accompanying this notice. The Board unanimously recommends that the shareholders vote “FOR” the Share Capital Increase, vote “FOR” the Share Consolidation(s), vote “FOR” the approval of the Fourth Amended and Restated M&AA, and vote “FOR” the approval of the Share Consolidations.

All shareholders of the Company at the close of business on April 21, 2026 are entitled to receive notice of, attend and vote on the matters to be acted on at the Meeting and any adjourned or postponed meeting thereof.

By Order of the Board of Directors,

Digital Currency X Technology Inc.

/s/ Melissa Chen
Melissa Chen
Chief Executive Officer

April 21, 2026

A form of proxy has been included with this Notice.

NOTES

IF YOU HAVE EXECUTED A STANDING PROXY, YOUR STANDING PROXY WILL BE VOTED AS INDICATED IN NOTE 2 BELOW, UNLESS YOU ATTEND THE MEETING IN PERSON OR SEND IN A SPECIFIC PROXY.

1	A proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to be appointed proxy in the space provided, failing which the Chairperson will be appointed as your proxy.

2	Any standing proxy previously deposited by a shareholder with the Company will be voted in favor of the resolutions to be proposed at the Meeting unless revoked prior to the Meeting or the shareholder attends the Meeting in person or executes a specific proxy.

3	A form of proxy for use at the Meeting is enclosed. Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and sign the enclosed form of proxy in accordance with the instructions printed on it and then deposit it (together with any power of attorney or other authority under which it is signed or a notarially certified copy of that power or authority) at Room 1101, 11/F., Capital Centre, 151 Gloucester Road, Wanchai, Hong Kong or send copies of the foregoing by email to jesse1208@163.com and melissa.cc777@gmail.com, in each case marked for the attention of Digital Currency X Technology Inc., not later than 48 hours before the time for the holding of the Meeting or adjourned Meeting in accordance with the Articles of Association of the Company. Returning the completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish.

4	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose seniority shall be determined by the order in which the names stand on the Company’s register of shareholders in respect of the relevant shares.

5	A shareholder holding more than one share entitled to attend and vote at the Meeting need not cast the votes in respect of such shares in the same way on any resolution and therefore may vote a share or some or all such shares either for or against a resolution and/or abstain from voting a share or some or all of the shares and, subject to the terms of the instrument appointing any proxy, a proxy appointed under one or more instruments may vote a share or some or all of the shares in respect of which he is appointed either for or against a resolution and/or abstain from voting.

6	The quorum for the Meeting is the holders of a majority of the shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy.

7	“Ordinary Resolution” means a resolution passed by a simple majority of the voting rights held by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of any shareholder being a corporation, by its duly authorised representative(s) at a general meeting, and includes a unanimous written resolution.

8	“Special Resolution” means a resolution passed by a majority of not less than two-thirds of the voting rights held by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of any shareholder being a corporation, by its duly authorised representative(s) at a general meeting of which notice specifying the intention to propose the resolution as a special resolution has been duly given, and includes a unanimous written resolution.

9	If the proxy is returned without an indication as to how the proxy shall vote, the proxy will vote in favor of each resolution.

10	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

11	Any alterations made to this form must be initialed by you.

12	Voting will be conducted on a poll.

Digital Currency X Technology Inc.

(the “Company”)

Proxy Form

I/We1	________________________________________________________

of	________________________________________________________

being a shareholder/shareholder(s) of the Company and the holder/holders of

___________________________________________________ (number and class of shares)

appoint as my/our proxy[2]

________________________________________________________

of	________________________________________________________

at the extraordinary general meeting of the Company (the “Meeting”) to be held at 2206-19 Jardine House, 1 Connaught Place, Hong Kong and via Zoom (Meeting ID: 923 9027 5290; Passcode: 625564) on May 13, 2026 at 10:00 A.M. (local time) and at any adjournment of that meeting. Shareholders will also be able to vote through internet or telephone.

Instructions for voting via internet or telephone are as follows:

●	INTERNET - Access www.voteproxy.com and follow the on-screen instructions or scan the QR code on the proxy form with smartphone. Shareholders should have the proxy form available when accessing the web page.

●	TELEPHONE - Call toll-free 1-800-PROXIES (1-800-776-9437) in the United States or +1-201-299-4446 from outside the US from any touch-tone telephone and follow the instructions. Shareholders should have your proxy form available when calling.

Vote online/phone until 11:59 p.m. Eastern Time the day before the meeting.

Please indicate with a tick mark in the spaces opposite to the resolution how you wish the proxy to vote on your behalf. In the absence of any such indication, the proxy may vote for or against the resolutions or may abstain at his/her discretion.

1 Full name(s) and address(es) to be inserted in block letters.

2 Insert name and address of the desired proxy in the spaces provided.

Resolutions:		For	Against	Abstain

1.

RESOLVED, AS A SPECIAL RESOLUTION, that, subject to all requirements prescribed by sections 14, 14A and 14B of the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) relating to share capital reductions being complied with (together, the “Share Capital Reduction and Reorganization”),

(i) the par value of each issued class A ordinary share of a par value of US$3.6 and each issued class B ordinary shares of a par value of US$3.6 in the share capital of the Company be reduced to US$0.0001 by cancelling US$3.5999 of the paid-up capital on each issued class A ordinary share of a par value of US$3.6 and each issued class B ordinary share of a par value of US$3.6 (the “Share Capital Reduction”);

(ii) following the Share Capital Reduction, the amount deemed to be paid up on each issued share of the Company shall be US$0.0001;

(iii) the credit arising from the Share Capital Reduction be transferred to a distributable reserve account of the Company which may be utilised by the Company as the Board may deem fit and as permitted under the Companies Act, the fourth amended and restated memorandum and articles of association of the Company currently in effect (the “Existing M&A”) and all relevant applicable laws, including, without limitation, eliminating or setting off any accumulated losses of the Company (if any) from time to time;

		☐	☐	☐

(iv) immediately following the Share Capital Reduction:

a.	each authorised but unissued class A ordinary share of a par value of US$3.6 be subdivided into 36,000 class A ordinary shares of a par value of US$0.0001 each; and

b.	each authorised but unissued class B ordinary share of a par value of US$3.6 be subdivided into 36,000 class B ordinary shares of a par value of US$0.0001 each.

(the “Share Sub-Division”)

(v) immediately following the Share Sub-Division, the authorised share capital of the Company be altered by the cancellation of such number of excess authorised but unissued class A ordinary shares of a par value of US$0.0001 each and authorised but unissued class B ordinary shares of a par value of US$0.0001 each as will result in the Company having authorised share capital of US$83,333.33̅ divided into 833,333,333.33̅ shares of a par value of US$0.0001 each, comprising (a) 831,833,333.33̅ class A ordinary shares of a par value of US$0.0001 each and (b) 1,500,000 class B ordinary shares of a par value of US$0.0001 each (the “Cancellation”); and

(vi) immediately following the Share Capital Reduction, the Share Sub-Division and the Cancellation, the authorised share capital of the Company shall be changed,

FROM:	US$3,000,000,000 divided into 833,333,333.33̅ shares of a par value of US$3.6 each, comprising (a) 831,833,333.33̅ class A ordinary shares of a par value of US$3.6 each and (b) 1,500,000 class B ordinary shares of a par value of US$3.6 each.

TO:	US$83,333.33̅ divided into 833,333,333.33̅ shares of a par value of US$0.0001 each, comprising (a) 831,833,333.33̅ class A ordinary shares of a par value of US$0.0001 each and (b) 1,500,000 class B ordinary shares of a par value of US$0.0001 each.

2.	RESOLVED, AS AN ORDINARY RESOLUTION, that, immediately following the Share Capital Reduction and Reorganization becoming effective, increase the Company’s authorized share capital from US$83,333.33̅ divided into 833,333,333.33̅ shares of a par value of US$0.0001 each, comprising (a) 831,833,333.33̅ class A ordinary shares of a par value of US$0.0001 each and (b) 1,500,000 class B ordinary shares of a par value of US$0.0001 each, to US$300,000 divided into 3,000,000,000 shares of a par value of US$0.0001 each, comprising (a) 2,994,600,000 class A ordinary shares of a par value of US$0.0001 each and (b) 5,400,000 class B ordinary shares of a par value of US$0.0001 each, by the creation of (i) 2,162,766,666.66̅ class A ordinary shares of a par value of US$0.0001 each, and (ii) 3,900,000 class B ordinary shares of a par value of US$0.0001 each (the “Share Capital Increase”).	☐	☐	☐

3.	RESOLVED, AS A SPECIAL RESOLUTION, that, subject to the approval by the shareholders of the Share Capital Reduction and Reorganization and the Share Capital Increase, amend and restate the existing fourth amended and restated memorandum and articles of association of the Company by the deletion in their entirety and the substitution in their place of the fifth amended and restated memorandum and articles of association of the Company (the “Fifth Amended and Restated M&AA”) included in Exhibit 3.1 to the Form 6-K filed by the Company with the U. S. Securities and Exchange Commission on April 21, 2026, which incorporate amendments including but not limited to the Share Capital Reduction and Reorganization and the Share Capital Increase, and effective upon the Share Capital Reduction and Reorganization and the Share Capital Increase, and to authorize Board to do all other acts and things as the Board considers necessary or desirable in connection with the adoption of the Fifth Amended and Restated M&AA, including without limitation, instructing the Company’s registered office provider to attend to all necessary filing with the Registrar of Companies in the Cayman Islands.	☐	☐	☐

4.

It is noted that, at the extraordinary general meeting of shareholders of the Company held on 22 December 2025 (the “Prior EGM”), the shareholders approved and authorised the Board, at its absolute and sole discretion, implement one or more share consolidation(s) of the ordinary shares of the Company, and determine the exact consolidation ratio and effective date of such share consolidation during a period of two years of the date of the Prior EGM, provided that the accumulative consolidation ratio for all such share consolidation(s) shall not be more than 3000:1, and on 24 December 2025, the Board implemented a share consolidation with the exact ratio as twelve (12)-for-one (1) whereby every twelve (12) class A ordinary shares of a par value of US$0.3 each be consolidated into one (1) class A ordinary share of a par value of US$3.6 of the Company and every twelve (12) class B ordinary shares of a par value of US$0.3 each be consolidated into one (1) class B ordinary share of a par value of US$3.6 of the Company.

RESOLVED, AS AN ORDINARY RESOLUTION, TO, further expand the authorisation granted to the Board in relation to share consolidation(s), and in particular:

to implement one or more share consolidation(s) of ordinary shares, whereby all the issued and outstanding and unissued ordinary shares in the authorised share capital of the Company be consolidated, at any one time or multiple times during a period of up to three years of the date of the Meeting, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion, provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 4000:1;

to authorise the Board, at its absolute and sole discretion, to either (a) implement one or more Share Consolidation(s), and determine the exact consolidation ratio and effective date of such Share Consolidation during a period of three years of the date of the Meeting; or (b) elect not to implement any Share Consolidation(s) during a period of three years of the date of the Meeting;

to authorise the Board to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidation(s) so that no fractional shares be issued in connection with the Share Consolidation(s) and all fractional shares resulting from the Share Consolidation(s) will be rounded up to the whole number of shares; and

if and when deemed advisable by the Board in its sole discretion, to authorise any director or officer of the Company, for and on behalf of the Company, to instruct the registered office provider or transfer agent of the Company to complete the necessary corporate record(s) and make necessary filing(s) to reflect the Share Consolidation(s) and to do all such other acts and things and execute all such documents necessary or desirable to implement Share Consolidation(s).

	☐	☐	☐

Dated 2026

Executed by:

__________________________________

Signature of shareholder

Name of Authorized Officer/Attorney: ________________________3

3 To be completed if the shareholder is a corporation – please insert name of authorized officer/attorney signing on behalf of the corporate shareholder.